FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

July 13th , 2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicateby check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding: Nova Announces Multiple and Repeat Sales of its NovaScan 3060CD system to Key Customers

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 13th , 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Nova Announces Multiple and Repeat Sales of its NovaScan 3060CD system to Key Customers

Rehovoth, Israel, July 13, 2004 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, announced that it has received multiple sales orders from a major IC manufacturer in the Asia/Pacific region and repeat orders from a major DRAM manufacturer for its NovaScan 3060CD system. The Scatterometry based tool enables measurement of CD, trench depth, PR height, layer thickness, and other CD related parameters, both for 200mm and 300mm high-end applications.

The NovaScan 3060CD is available both as an integrated or in-line standalone system. Having high throughput measurement capabilities and enabling pre and post measurement, the system facilitates wafer-to-wafer and within wafer controls. Coupled with advanced Closed Loop Control algorithms, the NovaScan 3060CD system provides real-time process monitoring for critical 90nm (and below) processes, such as gate mask opening, EPI layers and dual damascene trenches.

The NovaScan 3060CD Integrated Process Control Tool – the measurement unit is fully integrated within Lam Research Corporation’s Exelan 2300 system, utilizing the system’s dedicated wafer handling mechanism. The system’s patented design includes features such as stationary wafers and an optical window that enables full separation of the measurement unit from corrosive gases that may come from the chamber or the wafer itself. The etch system’s controller and it’s user interface controls the process monitoring functions of the NovaScan 3060CD system. Data collected in real time is transmitted directly to the tool or uploaded to the factory host computer via a SECS II or HSMS link.

The NovaScan 3060CD In-line Process Control Tool – the standalone configuration is fully compatible with the integrated tool and can be used both as a measurement system and as an engineering station for application development and measurement recipe design. Both 200mm and 300mm versions of this tool have been shipped to customers.

Ronen Frish, Nova’s VP Sales & Marketing, commented: “Nova’s Optical CD products have successfully penetrated the market both in stand-alone and integrated configurations. Repeat orders for the NovaScan 3060CD from a major semiconductor manufacturer are clear evidence that these systems are strongly supporting growing Automated Process Control (APC) demands and solutions. In the coming years, we expect to see significant sales growth in this market segment. These plans are now well supported by both proven technology and strong IP in the field of Optical CD metrology and associated APC.”

About Nova:
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il